
09012029

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

X Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

or

Transition Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the transition period from _______ to _______
Commission file number: 1-8485

MILACRON INC.
RETIREMENT SAVINGS PLAN
(full title of the plan)

MILACRON INC.
(Name of issuer)

4165 Half Acre Road
Batavia, Ohio 45103
(Address and principal executive office)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Milacron Inc. Benefit Plans Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

MILACRON RETIREMENT SAVINGS PLAN



Date: June 25, 2009

By:

Patrick M. Mohan
Director Global Human Resources
and Member of the
Milacron Inc. Benefit Plans
Committee

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
Milacron Retirement Savings Plan:

We consent to incorporation by reference in the Registration Statement (No. 333-115949) on Form S-8 of Milacron Inc. of our report dated June 19, 2009, relating to the statements of net assets available for benefits of the Milacron Retirement Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits and the supplemental schedules for the year then ended December 31, 2008, which report appears in the December 31, 2008 annual report on Form 11-K of the Milacron Retirement Savings Plan.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
June 19, 2009

Milacron Retirement Savings Plan

Financial Statements

December 31, 2008 and 2007

(with Report of Independent Registered Public Accounting Firm)



CLARK SCHAEFER HACKETT

STRENGTH IN NUMBERS

TABLE OF CONTENTS

CLARK SCHAEFER HACKETT
STRENGTH IN NUMBERS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Milacron Benefit Plans Committee:

We have audited the accompanying statements of net assets available for benefits of Milacron Retirement Savings Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's Management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
June 19, 2009

105 east fourth street, ste. 1500
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

Milacron Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

Assets

		2008	2007
Investments, at fair value (Note 4)	$	119,571,180	180,076,409
Contributions receivable:			
Participants		352,149	346,652
Employer		1,739,083	637,206
		2,091,232	983,858
Less: Allowance for uncollectible receivable		(1,739,083)	-
		352,149	983,858
Net assets available for benefits at fair value		119,923,329	181,060,267
Adjustment from fair value to contract value for fully benefit-responsive investment contracts		1,635,027	(393,682)
Net assets available for benefits	$	121,558,356	180,666,585

See accompanying notes to the financial statements.

Milacron Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Contributions:	
Participants	$ 6,204,214
Employer	3,728,881
Rollovers	88,819
	10,021,914
Investment income:	
Net depreciation in fair value of investments (Note 4)	(53,467,316)
Interest and dividends	4,730,051
	(48,737,265)
Deductions from net assets attributed to:	
Benefit payments and withdrawals	18,651,994
Contribution receivable write-off	1,739,083
Administrative expenses	1,801
Total deductions	20,392,878
Net decrease	(59,108,229)
Net assets available for benefits at:	
Beginning of year	180,666,585
End of year	$ 121,558,356

See accompanying notes to the financial statements.

1. DESCRIPTION OF PLAN:

The following description of the Milacron Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan sponsored by Milacron Inc. (the Company and Plan Sponsor) and covers all eligible employees of Milacron Inc. and other affiliated companies as designated by the Board of Directors. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
Participants may make pre-tax and post-tax compensation contributions of up to such percentages as specified by the Plan document. The pre-tax contributions may not exceed the maximum allowable deferral as defined by the Internal Revenue Code.

The Plan Sponsor makes quarterly contributions to the Plan, which vary by affiliated company participation. The quarterly contributions are defined by the supplements to the plan document. Effective September 1, 2008, the quarterly contributions were indefinitely suspended. Contributions that were earned by participants as of this date are to be paid by the Plan Sponsor no later than December 31, 2009. The Plan Sponsor also may make a matching contribution equal to the lesser of a specified percentage of each participant's eligible compensation or 50% of the amount of the participant's salary deferral contribution, with the exception of Pliers and Northern Supply employees. Plan Sponsor match contributions to the Plan are directed by the Plan Sponsor and its investment policy. There were no Plan Sponsor match contributions for 2008.

The Plan has annual compliance testing performed by Mercer Trust Company (Mercer). The Plan's policy is to make corrective distributions in a timely manner and to accrue for the respective distributions if the amount is determined to be material to the financial statements.

Rollover contributions
Participants may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, provided the rollover contribution is received by the Plan on or before the sixtieth day immediately following the participant's receipt of the rollover amount.

Participant accounts
Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeitures are first applied against restorals and then against Company contributions made by the Plan Sponsor. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
Participants are vested immediately in their own contributions plus actual earnings thereon. Amounts in a participant's account attributable to Plan Sponsor basic contributions are fully vested after five years of service for contributions prior to 2007, and fully vested after three years of service for contributions made beginning in 2007. Amounts in a participant's account attributable to Plan Sponsor match contributions are fully vested after three years of service. A participant also becomes fully vested upon total or permanent disability, upon attainment of age 65 or upon death before retirement.

Participant loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balance, excluding Voluntary and Company Matching Contributions. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions and is credited to each participant's account balance.

Payment of benefits
Upon termination of service, a participant may receive a lump-sum amount equal to the vested value of the participant's account, defer their distribution, establish a distribution schedule, or may direct Mercer Trust Company, the trustee, to transfer payment directly into an IRA or another employer's qualified plan. Upon death, accounts are fully vested and the entire account value is distributed to the participant's beneficiary(ies).

Administrative expenses
The Plan Sponsor paid all expenses of administering the Plan, except for certain administrative services for loan, in-service withdrawals and termination distributions. If not paid by the Plan Sponsor, administrative expenses become a liability of the Plan.

Forfeitures
In the event a participant terminates employment prior to 100% vesting, the portion of employer contributions which is not vested is forfeited at that time. The forfeited amounts are used to reduce future employer contributions. At December 31, 2008 and 2007, there were $41,260 and $105,097 of forfeited nonvested accounts, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits as of the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Payment of benefits
Benefits are recorded when paid.

Investment valuation and income recognition
Money market accounts are valued at cost which approximates fair value. All other investments are recorded at fair value based on quotations obtained from national securities exchanges as of the end of the year. Participant loans are recorded as the unpaid principal balances of the individual loans. Purchases and sales of investments are recorded on the trade date. Gains and losses on the sale of investments are calculated on the specific identification method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation or depreciation in the fair value of its investments, which consists of realized gains and losses and unrealized gains and losses on those investments.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements* (SFAS 157), which defines fair value under U.S. generally accepted accounting principles, establishes a framework for measuring fair value and enhances disclosure about fair value measurements. Effective January 1, 2008, the Plan adopted SFAS 157 which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. Adoption of SFAS 157 did not have a material impact on the Plan's financial statements.

The following provides a description of the three levels of inputs that may be used to measure fair value under SFAS 157, the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Mutual Funds, Brokerage Securities, Milacron Inc. Common Stock and Cash:
These investments are public investment securities valued using the share price or the Net Asset Value (NAV) provided by Mercer. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The share price or NAV is a quoted price in an active market.

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies.

Mutual Funds:
These investments are public investment securities valued using the NAV provided by Mercer. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

Loans to Participants:
Loans to participants are valued at cost plus accrued interest, which approximates fair value.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Risks and uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

3. RELATED PARTY TRANSACTIONS:

During the year ended December 31, 2008, the Plan purchased, transferred, and sold or distributed to terminated participants shares of Milacron Inc. common stock as follows:

Number of shares purchased	127,908
Cost	$ 410,458
Average cost per share	$3.21
Number of shares sold or distributed	124,172
Proceeds	$ 323,693
Average proceeds per share	$2.61
Dividends	-

4. INVESTMENTS:

The current value of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31 are as follows:

	2008	2007
Putnam Stable Value Fund	$ 23,624,155	19,393,771
Neuberger Berman Genesis Trust	**	9,406,778
American Beacon Large Cap Value Fund	16,874,844	32,264,891
PIMCO Total Return Fund	17,489,293	17,449,972
Dodge & Cox Balanced Fund	6,549,563	11,983,073
Thornburg International Value Fund	12,963,981	25,934,387
Putnam Voyager Fund	**	26,748,819
Mainstay Large Cap Growth Fund	17,622,240	**

**Investment represents less than 5% of the Plan's net assets at the specified dated.

During 2008, the Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Shares of registered investment companies	$ (52,384,086)
Milacron Inc. common stock	(877,979)
Common stock – other	(205,251)
	$ (53,467,316)

5. FAIR VALUE OF FINANCIAL INVESTMENTS (SFAS 157):

Below are the Plan's financial instruments carried at fair value on a recurring basis by their FAS 157 fair value hierarchy levels:

	As of December 31, 2008			
	Quoted Prices in Active Markets for Identical Assets: (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:				
Mutual funds	$ 88,411,854	27,530,529	-	115,942,383
Brokerage securities	226,964	-	-	226,964
Milacron Inc. common stock	58,136	-	-	58,136
Cash	2	-	-	2
Loans to participants	-	-	3,343,695	3,343,695
Total assets	$ 88,696,956	27,530,529	3,343,695	119,571,180

The table below sets forth a summary of changes in the fair value of the Plan's level 3 investment assets and liabilities for the year ended December 31, 2008:

	Beginning Fair Value	Purchases, Sales, Issuances, Settlements, Net	Ending Fair Value
Loans to participants	$ 3,718,556	(374,861)	3,343,695

6. NONPARTICIPANT-DIRECTED INVESTMENTS:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 is as follows:

	2008	2007
Assets		
Investments:		
Putnam Money Market Fund	$ 23	90

	Year ended December 31, 2008
Change in net assets:	
Employer contributions	$ 196,773
Interest and dividends	3
Benefit payments	(70)
Transfer out of restricted assets	(196,773)
	$ (67)

7. PLAN TERMINATION:

The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. See Note 9 for further information regarding potential Plan termination. In the event of Plan termination, participants will be 100 percent vested in their employer and employee contributions.

8. TAX STATUS:

The Plan received a determination letter from the Internal Revenue Service dated February 2, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. The Plan was subsequently amended and restated. The Plan Sponsor believes the Plan, as amended and restated, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

9. SUBSEQUENT EVENT:

On March 10, 2009, the Plan Sponsor filed for Chapter 11 bankruptcy protection. At the time, the Plan had a receivable balance from the Plan Sponsor in the amount of $1,739,083 of which $836,590 was originally to have been paid as of December 31, 2008 and $902,493 which was to be paid by December 31, 2009. As a result of the bankruptcy filing, it has been determined that the receivable will likely not be paid; therefore, an allowance has been established against the employer contribution receivable balance. On May 5, 2009, the Plan Sponsor entered into an asset purchase agreement, whereby, substantially all the Plan Sponsor's assets would be sold to a group of investors. As part of this agreement, the Milacron Retirement Savings Plan will be terminated.

SUPPLEMENTAL INFORMATION

Milacron Retirment Savings Plan
Form 5500 E.I.N. 31-1062125
Plan No. 008
Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

	(a) Identity of issuer, borrower, lessor, or similar party	(b) Description of investment including maturity date, rate of interest, collateral, par or maturity value		(c) Cost	(d) Current value
	Shares of registered investment companies				
*	Putnam Stable Value Fund	25,259,182	shares	**	$ 23,624,155
	Federated Money Market Fund	38,360	shares	**	38,360
	State Street Global Advisors S&P 500 Flagship Fund	168,097	shares	**	2,852,266
	Clearcourse Group Variable Annuity Fund	144,018	shares	**	1,015,748
	American Beacon Large Cap Value Fund	1,287,173	shares	**	16,874,844
	Goldman Sachs Mid Cap Value Fund	181,662	shares	**	4,032,904
	Harbor Capital International Fund	69,564	shares	**	2,769,346
	Mainstay Large Cap Growth Fund	3,995,973	shares	**	17,622,240
	Dodge & Cox Balanced Fund	127,771	shares	**	6,549,563
	J.P. Morgan Diversified Midcap Growth Fund	186,639	shares	**	2,243,404
	Thornburg International Value Fund	679,098	shares	**	12,963,981
	AIM Smallcap Growth Fund	138,491	shares	**	2,330,811
	PIMCO Total Return Fund	1,724,782	shares	**	17,489,293
	Neuberger Berman Genesis Trust	178,047	shares	**	5,535,468
					115,942,383
	Common Stock				
*	Milacron Inc.	276,839	shares	$ 12,655,340	58,136
	Brokerage Securities	226,964	shares	**	226,964
					285,100
	Participant Loans	Interest rate 4 - 8.25%		-	3,343,695
	Cash				2
					$ 119,571,180

* Denotes a party-in-interest

** Cost of asset is not required to be disclosed as investment is participant-directed.


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